Exhibit 14.1

CHILEAN COBALT CORP.

CODE OF ETHICS: POLICIES AND PROCEDURES

Chilean Cobalt Corp. and its affiliates (“C3” or “Company”) has adopted the following Code of Ethics (the “Code”). It is applicable to every employee and contractor of C3, and to certain persons associated with C3 (“associates”). Each person to whom this policy applies is referred to as an “associate”.

PLEASE NOTE THAT WE REQUIRE YOUR SIGNATURE ON PAGE 4

INTRODUCTION

As a company involved in the New Energy Economy and with a mission to earnestly adopt the environmental, social and governance principles (“ESG”), C3 has a duty to adhere to the highest standards of professional ethics. This means that we prohibit C3 associates from engaging in any activity that is detrimental to the interests of clients, the Company or its mission, and that associates must not take inappropriate advantage of their positions. To help ensure that associates fully understand C3’s expectations and the responsibilities set forth, they are required to willingly attest to their commitment to abide by the duties in our Code of Ethics as set forth below. The Code addresses the following topics:

1.	the misuse of material, non-public information; and
2.	conflicts of interest.

As with any set of policies, these policies cannot address every circumstance that may lead to a conflict or a potential conflict or to the misuse of material, non-public information. Therefore, we expect all associates to abide not only by the letter, but also the spirit, of the policies and to conduct themselves by using good judgment. Failure to do so may result in sanctions, including suspension or dismissal.

Definitions for the purposes of this Code:

1.	Access Person means:

Any Manager, or officer of C3. In addition, any associate who is involved in strategic and/or financial decision-making processes.

2.	Material, Non-public Information means:

Any information about a company, Security, or market thereof, that has not been generally disclosed to the public, when the disclosure of that information is likely to affect the price of that Security or is likely to be considered important by a reasonable investor in making an investment decision regarding such Security. Generally, any information that has not been posted on a website, distributed in a press release, contained in a filing with the U.S. Securities and Exchange Commission (the “SEC”) or otherwise been made available to investors or the public at large is considered not to have been generally disclosed to the public.

The Chief Operating Officer (“COO”) is subject to the same rules and regulations as all other associates and Access Persons. The President/CEO is the individual responsible for reviewing all regulatory requirements and authorizing the pre-clearance of the COO’s requests.

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SECTION I. MATERIAL NON-PUBLIC INFORMAITON

The proper handling of material, non-public information is critical to C3’s integrity. Our reputation is a vital asset and we strive to avoid even the appearance of the misuse of material, non-public information. The misuse of non-public information may also violate federal and state securities laws, and other legal and regulatory requirements. Violations may be damaging to both the reputation and financial position of C3 and its affiliates. In the event that C3 becomes a publicly-traded company, C3 forbids trading company stock, either for oneself or for others, on material, non-public information or communicating material, non-public information to others in violation of the law. This conduct is frequently called “insider trading.” C3’s policy extends to activities within and outside one’s relationship with C3. Individuals who cease to work for C3 must continue to maintain the confidentiality of inside and proprietary information learned during their employment. The rules about “insider trading” are applicable to stock in companies other than C3, whether the associate acquires this information through their affiliation with C3 or not. Prior to becoming a publicly-traded company, associates are expected to use the utmost discretion in the external use of material non-public information related to C3 and only as outlined and approved in Section II that follows.

SECTION II. OTHER CONFLICTS OF INTEREST

a.	Disclosure of Information Concerning Proprietary Information.

Except as may be appropriate in connection with your job responsibilities and without limiting the provisions of any confidentiality agreement, you may not release confidential information to any person not associated with C3 (except to those concerned with the transaction or entitled to the information on behalf of the client). In particular, you must take special precautions not to disclose information concerning company recommendations, or transactions that are not yet completed or are under consideration, except (1) as necessary or appropriate in connection with your job responsibilities; (2) in conjunction with a regular report to equity holders; (3) in conjunction with any report to which the persons are entitled because of provisions of an agreement or other similar document governing the operation of C3; (4) as otherwise may be required by law; or (5) after the information is otherwise publicly available.

You may not share any information in your possession that you identify as material and non-public with anyone, including persons within C3, except as a normal course of work. In addition, you should take care so that such information is secure. For example, you should seal files that contain material, non-public information, and restrict access to computer files containing material, non-public information.

b.	Relationships with Outside Vendors

C3 associates should be careful when doing business on behalf of C3 with outside vendors (“Vendors”) with which a C3 associate has a financial interest, family or personal relationship. These situations may present a conflict of interest that would prevent the associate from acting solely in the best interests of C3, and without regard to the financial interest, family or personal relationship. When an associate learns that C3 is, or is considering, doing business with a Vendor with which an associate has a financial, family, or personal relationship, the associate should disclose that information immediately to the COO. While there is no absolute prohibition against holding a financial interest in or having a family or personal relationship with a Vendor, we must examine these situations, preferably before the relationship with C3 begins, so that we can evaluate any potential conflicts of interest and implement any controls or restrictions, as necessary, to eliminate or minimize the conflicts of interest to an acceptable level.

c.	Favoritism and Gifts

You should avoid seeking or accepting gifts, favors, preferential treatment, or valuable consideration from certain persons because of your association with C3. This prohibition applies to anyone who does business or is soliciting business with any C3 entity. C3 may grant exceptions in appropriate circumstances; you should contact a C3 Executive (if you are a C3 executive, another C3 executive must approve the arrangement) if you believe you warrant an exception. If you have accepted a gift, favor, preferential treatment or valuable consideration before being granted an exception, you may be required to return the item, or if not possible to return what was granted in like-kind, the value of the item to the entity/person providing the gift, if C3 determines that an exception to the policy was not appropriate under the facts and circumstances.

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POTENTIAL CONSEQUENCES OF VIOLATIONS OF THE

CODE OF ETHICS; RESPONSIBILITIES OF SUPERVISORS

C3 regards any violation of the Code as a serious breach of firm rules. Therefore, any associate who is found to violate any provision of the Code will be subject to disciplinary action, up to and including suspension or dismissal. Moreover, all associates should be aware that failure to comply with certain elements of C3’s Code may constitute a violation of federal and state law and may subject that associate and the firm to criminal or civil liability. All supervisory associates are responsible to ensure that the associates they supervise, including temporary associates and contractors, are familiar with and comply with the Code. The COO is responsible for overseeing compliance with C3’s Personal Securities Trading Policy, if and when applicable. Any associate who becomes aware of a violation or a potential violation of any provision in C3’s Code should notify the COO immediately. In addition, any associate who believes the Code has a deficiency or weakness, should immediately report that belief along with details to the COO, so the COO may evaluate the Code for possible changes to enhance the policy provisions.

QUESTIONS CONCERNING THE CODE OF ETHICS

Given the potential consequences of violations of the Code, we urge that all associates seek guidance from the COO with respect to complicated situations that may arise, where it is unclear whether circumstances may or may not result in a violation of the Code. Resolving whether a particular situation may create a potential conflict of interest, or the appearance of such a conflict, may not always be easy, and situations will inevitably arise that will require interpretation of the Code and those situations should be appropriately escalated, preferably in advance of taking any uncounseled action.

Annual Code of Ethics Acknowledgment

I have read and understand these procedures and will comply in all respects with such procedures. I also attest that there have been no violations in the past year for which I am aware or did not previously report to the COO.

Date: ___________

Name: ________________________

Signature: ________________________

COO Signature: ________________________

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